MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank Toronto Dominion Centre P.O. Box 1 Toronto, ON M5K 1A2

2.	Date of Material Change

June 22, 2005

3.	News Release

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group, which issued a press release on June 22, 2005 through the facilities of Canada NewsWire.

4.	Summary of Material Change

Agreement of Sale and Purchase

On June 22, 2005, Ameritrade Holding Corporation, a Delaware corporation (“Ameritrade”), entered into an Agreement of Sale and Purchase (the “Purchase Agreement”) with The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), pursuant to which Ameritrade agreed to purchase from TD (the “Share Purchase”) all of the capital stock of TD Waterhouse Group, Inc., a Delaware corporation and wholly owned subsidiary of TD (“Waterhouse”) in exchange for 193,600,000 shares of common stock, par value $0.01 per share, of Ameritrade (“Ameritrade Common Stock”) and $20,000 in cash. The shares of Ameritrade Common Stock issuable to TD in the Share Purchase will represent approximately 32% of the outstanding shares of Ameritrade after giving effect to the transaction. In connection with the acquisition, Ameritrade will change its name to TD Ameritrade effective at the completion of the transaction.

The Purchase Agreement specifies that prior to the consummation of the Share Purchase Waterhouse will conduct a reorganization in which it will transfer its Canadian retail securities brokerage business and TD Waterhouse Bank, N.A. to TD such that at the time of consummation of the Share Purchase Waterhouse will retain only its United States retail securities brokerage business. Waterhouse will also distribute to TD any excess capital of Waterhouse above certain thresholds prior to the consummation of the Share Purchase. The Purchase Agreement further contemplates that Ameritrade will pay a special cash dividend of $6.00 per share in respect of the shares of Ameritrade Common Stock outstanding prior to the consummation of the Share Purchase.

Ameritrade and TD each made customary representations, warranties and covenants in the Purchase Agreement, including, among others, covenants to conduct Ameritrade’s and Waterhouse’s respective businesses in the ordinary course consistent with past practice during the period between the execution of the Purchase Agreement and consummation of the Share Purchase and to refrain from certain kinds of transactions during that period. Ameritrade further agreed (i) to hold a meeting of its stockholders to consider the approval of the issuance of Ameritrade Common Stock in the Share Purchase and certain other matters related to the Share Purchase and the other transactions contemplated by the Purchase Agreement, (ii) subject to certain exceptions, for its board of directors to recommend adoption and approval by its stockholders of the matters contemplated by clause (i) above, (iii) not to solicit proposals relating to alternative business combination transactions and (iv) subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions. Ameritrade and TD each agreed to indemnify the other for certain losses arising out of breaches of representations and warranties, covenants and other specified matters.

Consummation of the Share Purchase is subject to customary conditions, including (i) the approval of the issuance of Ameritrade Common Stock in the Share Purchase and certain other related matters by the stockholders of Ameritrade, (ii) absence of any law or order prohibiting the consummation of the Share Purchase and the other transactions contemplated by the Purchase Agreement, (iii) expiration or termination of the applicable Hart-Scott-Rodino waiting period and receipt of certain other regulatory approvals, (iv) subject to certain exceptions, the accuracy of the representations and warranties of the parties and (v) the declaration of the special cash dividend of $6.00 per share in respect of the shares of Ameritrade Common Stock outstanding prior to the consummation of the Share Purchase.

The Purchase Agreement contains certain termination rights for both Ameritrade and TD and further provides that, upon termination of the Purchase Agreement under specified circumstances, Ameritrade may be required to pay TD a termination fee of $97 million. In connection with the Purchase Agreement, TD was given rights to have its shares registered for resale with the SEC, and TD licensed Ameritrade to use the “TD” name in connection with the operation of the TD Ameritrade business. The parties also agreed to establish bank sweep account and mutual fund relationships.

In addition, Ameritrade and TD also entered into a stock purchase agreement which provides for the purchase by TD of Ameritrade Canada, Inc. for $60 million in cash. After the consummation of the Share Purchase, Ameritrade will not compete or own any portion of a business that competes with TD in Canada (including in the retail securities brokerage business).

Stockholders Agreement

On June 22, 2005, Ameritrade, TD and J. Joe Ricketts (“J. Joe Ricketts”) and certain of his affiliates entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement sets forth certain governance arrangements and contains various provisions relating to stock ownership, voting and other matters. The Stockholders Agreement also contemplates changes to the Company’s certificate of incorporation and bylaws to give effect to and facilitate the provisions contained in the Stockholders Agreement.

The Stockholders Agreement provides that following consummation of the Share Purchase, TD (and J. Joe Ricketts, if he elects to participate as a co-bidder) will commence a cash tender offer pursuant to which TD will offer to purchase a number of shares of TD Ameritrade Common Stock such that, upon successful completion of the offer, TD will own 39.9% of the outstanding TD Ameritrade Common Stock. If J. Joe Ricketts elects to participate in the tender offer, he may offer to purchase up to the number of shares of TD Ameritrade Common Stock such that, upon successful completion of the tender offer, he and certain of his affiliates (the “Ricketts Parties”) collectively own 29% of the outstanding TD Ameritrade Common Stock. The offer price will be no less than $16 per share and the offer will not be subject to any minimum condition on the number of shares tendered. The Stockholders Agreement further provides that following the Share Purchase and the tender offer, TD may acquire additional shares of TD Ameritrade Common Stock only up to an aggregate ownership interest of 39.9% of the outstanding shares of TD Ameritrade Common Stock for a period of three years, and up to an aggregate ownership of 45% for the remaining term of the Stockholders Agreement, and the Ricketts Parties may acquire additional shares of TD Ameritrade Common Stock only up to an aggregate ownership interest of up to 29% of the outstanding TD Ameritrade Common Stock. The Stockholders Agreement also provides that TD will not, subject to certain exceptions, solicit proxies with respect to TD Ameritrade Common Stock. Notwithstanding the limitations on TD’s ownership described above, the Stockholders Agreement permits TD to make a non-public proposal to the TD Ameritrade board of directors to acquire additional shares pursuant to a tender offer or merger for 100% of the outstanding shares of TD Ameritrade Common Stock and to complete such a transaction, subject to the approval of independent directors and holders of a majority of the outstanding shares of TD Ameritrade Common Stock not affiliated with TD.

In addition, TD and the Ricketts Parties will have the right to purchase up to their respective proportionate share of future issuances of TD Ameritrade Common Stock, other than in connection with TD Ameritrade stock issued as consideration in an acquisition by TD Ameritrade and certain other issuances specified in the Stockholders Agreement. If TD Ameritrade proposes to issue shares as consideration in an acquisition, TD Ameritrade will discuss in good faith with TD and the Ricketts Parties alternative structures in which all or a portion of such shares would be sold to TD or the Ricketts Parties, with the proceeds of such sale used to fund the acquisition. The Stockholders Agreement also generally requires TD Ameritrade to make regular repurchases of its Common Stock following consummation of the Share Purchase to offset dilution from stock option exercises.

The Stockholders Agreement provides that the TD Ameritrade board of directors following consummation of the Share Purchase will consist of 12 members, five of whom will be designated by TD, three of whom will be designated by the Ricketts Parties, one of whom will be the chief executive officer of TD Ameritrade, and three of whom will be independent board members to be designated prior to the consummation of the Share Purchase. The right of each of TD and the Ricketts Parties to designate directors is subject to their maintenance of specified ownership thresholds of TD Ameritrade Common Stock. The Stockholders Agreement also sets forth procedures by which outside director vacancies will be filled. The board of TD Ameritrade will continue to be classified into three classes, with each class serving staggered three year terms. The parties to the Stockholders Agreement each agreed to vote their shares of TD Ameritrade Common Stock in favor of, and TD Ameritrade agreed that it would solicit votes in favor of, each director nominated for election in the manner provided for in the Stockholders Agreement.

The Stockholders Agreement generally prohibits TD and the Ricketts Parties from transferring shares of TD Ameritrade Common Stock, absent approval of the independent directors, to any holder of 5% or more of the outstanding shares of TD Ameritrade, subject to certain exceptions.

The Stockholders Agreement also prohibits TD and J. Joe Ricketts, so long as he is a director of TD Ameritrade, from owning any portion of a business that competes with TD Ameritrade. If TD acquires indirectly a competing business as a result of its acquisition of a non-competing business, TD must offer to sell the competing business to TD Ameritrade at its appraised fair value as determined in accordance with the terms of the Stockholders Agreement. If TD Ameritrade decides not to purchase the competing business, TD must use commercially reasonable efforts to divest the competing business within two years. In addition to the restriction on competing with TD in Canada described above, Ameritrade agreed that it will not hold or acquire control of a bank or similar depository institution except (i) incidentally in connection with the acquisition of an entity not principally engaged in the banking business or (ii) in the event that TD does not hold control of any bank or similar depository institution which is able to offer money market deposit accounts to customers of Ameritrade as a designated sweep vehicle or TD has indicated that it is not willing to offer such accounts to customers of Ameritrade through one or more of any banks or similar depository institutions it controls.

If TD Ameritrade engages in discussions with a third party that could result in the acquisition by such party of 25% of the voting securities or consolidated assets of TD Ameritrade, TD Ameritrade must offer TD the opportunity to participate in parallel discussions with TD Ameritrade regarding a comparable transaction.

The Stockholders Agreement will terminate (i) with respect to either TD or the Ricketts Parties, when either of their aggregate ownership of TD Ameritrade Common Stock falls below approximately 4%, and (ii) upon the earliest to occur of (v) the consummation of a merger or tender offer where TD acquires 100% of the TD Ameritrade Common Stock, (w) the tenth anniversary of the consummation of the Share Purchase, (x) the commencement by a third party of a tender offer or exchange offer for not less than 25% of TD Ameritrade Common Stock unless the TD Ameritrade board recommends against such tender offer or exchange offer and continues to take steps to oppose such tender offer or exchange offer, (y) the approval by the TD Ameritrade board of a business combination that would result in another party owning 25% of the voting securities or consolidated assets of TD Ameritrade or which would otherwise result in a change of control of TD Ameritrade, or (z) the acquisition of 20% of the voting securities of TD Ameritrade by a third party. For a period of up to one year following a termination under (ii) (x), (ii)(y) or (ii)(z), TD and the Ricketts Parties will be prohibited from acquiring shares of TD Ameritrade Common Stock that would cause its aggregate ownership to exceed 45% (39.9% in the first three years) in the case of TD, or 29% in the case of the Ricketts Parties, except pursuant to a tender offer or merger for 100% of the outstanding shares of TD Ameritrade Common Stock approved by the holders of a majority of the outstanding shares of TD Ameritrade Common Stock (other than the Ricketts Parties and TD); provided further that during that one year period, the provisions of the Stockholders Agreement relating to the designation of directors, and certain other provisions, will remain in effect.

Voting Agreement

On June 22, 2005, TD entered into a voting agreement with each of J. Joe Ricketts and certain of his affiliates, entities affiliated with TA Associates and entities affiliated with Silver Lake Partners (the “Voting Agreement”), who collectively beneficially own approximately 34% of the outstanding shares of Ameritrade Common Stock, pursuant to which each party agreed to vote such party’s shares of Ameritrade Common Stock in favor of the issuance of Ameritrade Common Stock in the Share Purchase and the related matters submitted for the approval of the Ameritrade stockholders and against competing proposals unless Ameritrade has effected a change in recommendation with respect to the transaction as permitted under the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement, the Stockholders Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the copies of the Purchase Agreement, the Stockholders Agreement, and the Voting Agreement that TD is filing today on SEDAR pursuant to National Instrument 51-102.

TDBGF is filing a copy of the Purchase Agreement (which includes, as one of its exhibits, a copy of the Stockholders Agreement) today on SEDAR pursuant to National Instrument 51-102.

5.	Full Description of Material Change

Please refer to the press release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Christopher A. Montague, Executive Vice President and General Counsel at (416) 308-6963.

DATED: June 28, 2005